SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$101,265,456.24	$11,605.03

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,785,618 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.68 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2012, there were (i) 35,326,202 Shares outstanding as of May 2, 2012, (ii) 3,957,000 Shares issuable pursuant to stock options outstanding on March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. This calculation (i) assumes that all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation, at $2.68 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on August 17, 2012, unless further extended. As of 5:00 p.m., New York City time, on August 3, 2012, 2,209,902 Shares (including 43,678 Shares subject to guarantees of delivery) had been tendered and not withdrawn pursuant to the Offer. This amount does not include any Shares beneficially owned by Cypress. The full text of the press release issued by Cypress announcing the extension of the Offer is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Item 5.

The Offer to Purchase is hereby amended by adding the following after the last paragraph of the section captioned “The Offer—Section 11—Background of the Offer” on page 23 of the Offer to Purchase:

On July 5, 2012, Ramtron issued a press release stating that the board of directors of Ramtron recommended that Ramtron’s stockholders reject the Offer. Ramtron also filed a Schedule 14D-9 with the SEC containing such recommendation and the basis therefor.

On July 6, 2012, representatives of Needham called representatives of Greenhill to discuss Ramtron’s announcement the previous day. During this discussion, a representative of Needham stated that in order for Cypress to be allowed to participate in Ramtron’s process to evaluate strategic alternatives, Cypress would need to sign a confidentiality agreement that included a standstill provision.

Later on July 6, 2012, a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), outside counsel to Cypress, called a representative of Shearman & Sterling LLP (“S&S”), outside counsel to Ramtron. During this discussion, the representative of WSGR stated that Cypress does not require access to Ramtron’s confidential information in order to complete its acquisition of Ramtron and that agreeing to a standstill provision would be inconsistent with the Offer and prevent Cypress from communicating with Ramtron’s stockholders, which could lead to Cypress terminating the Offer.

On July 23, 2012, representatives of Needham called representatives of Greenhill. During this conversation, a representative of Needham stated that the board of directors of Ramtron was prepared to consider Cypress’s proposed changes to Ramtron’s confidentiality agreement. In response to questions from a representative of Greenhill, the representatives of Needham declined to provide additional information on the status of Ramtron’s evaluation of strategic alternatives.

On July 26, 2012, WSGR, on behalf of Cypress, provided a revised draft of Ramtron’s confidentiality agreement to S&S.

On July 27, 2012, representatives of Greenhill called representatives of Needham to confirm Ramtron’s receipt of the revised draft of the confidentiality agreement and to reiterate, among other items, that a standstill provision was not acceptable to Cypress.

On July 30, 2012, representatives of WSGR discussed with representatives of S&S the draft of the confidentiality agreement and the basis for the revisions proposed by Cypress.

On July 31, 2012, representatives of Greenhill called representatives of Needham to inquire about the status of Ramtron’s review of the draft of the confidentiality agreement provided by Cypress. During this discussion, a representative of Needham stated that the board of directors of Ramtron had reviewed the confidentiality agreement.

Late in the evening on August 3, 2012, S&S, on behalf of Ramtron, provided a revised draft of the confidentiality agreement to WSGR. The revised confidentiality agreement included a standstill provision that would limit Cypress’s ability to modify the Offer in certain respects.

On August 5, 2012, a representative of WSGR informed a representative of S&S that the draft of the confidentiality agreement provided by Ramtron continued to be unacceptable to Cypress.

On August 6, 2012, Cypress sent the following letter to the board of directors of Ramtron:

August 6, 2012

Gentlemen:

It has now been over eight weeks since we made public our offer to buy Ramtron. Despite this considerable amount of time, you do not seem to be any closer to providing your stockholders with a fair opportunity to consider our offer or a transaction that delivers immediate and certain value in excess of what we have offered. This morning, we extended our tender offer another two weeks.

Our decision to maintain our offer at a price of $2.68 per share was made against the backdrop of Ramtron’s ongoing weak performance. As the recently-announced failure to meet expectations for the second quarter clearly shows, the company’s “transformation” is not proceeding at the rate management promised. Contrary to your assertion in recommending that stockholders reject our offer, Ramtron does not appear to be “gaining traction” in the marketplace. The weak guidance provided for the third quarter, which is traditionally

Ramtron’s strongest, was a surprise and was specifically questioned by even the select few allowed to participate in the recent earnings call. We share the concerns of many of your stockholders regarding Ramtron’s deteriorating financial performance and liquidity. We are committed to an acquisition of Ramtron, but our patience to stand by as value at Ramtron continues to slip away is not unlimited. If the board continues to delay while the company’s prospects deteriorate, we are not able to guarantee your stockholders the same valuation will continue to be available.

We remain willing to proceed with our offer without access to any of Ramtron’s confidential information. In response to your request, we recently provided a markup to your draft confidentiality agreement that includes appropriate protections for both companies. Our hope was that by requesting this agreement, you were finally signaling that you are willing to seriously discuss a negotiated transaction, which we have always said is our preferred outcome.

The response that we received is disappointing. You continue to insist that we agree to “standstill” and other restrictions that impede our ability to pursue our offer. We will not have our hands tied just so that you can provide us with management projections, which we do not need and believe are inherently unreliable given both the nature of the industry and Ramtron’s record of missing three of the last four years of its own earnings guidance.

You have still not given any indication of when Ramtron’s strategic review process might conclude and no explanation of how, or if, it will result in the delivery of superior value to your stockholders. By your own admission, the process may result in the company electing to continue as an independent entity or pursuing a transaction that does not result in a liquidity event for stockholders. We have been patient during this process, but we share the growing frustration of many of your other stockholders that it has now gone on far too long with much too little transparency. Your stockholders are entitled to know the answers to the following questions:

•	Has the board re-evaluated our offer in light of Ramtron’s second quarter results and current stock price, which is now below our offer price?

•	Why hasn’t the board given Ramtron’s stockholders the opportunity to assess the reasonableness of the company’s projections for themselves?

•	Did the board and its advisors rely upon projections last year when our prior acquisition proposal was rejected and, if so, how do they compare to Ramtron’s actual results?

•

When is the deadline for the submission of definitive proposals from bidders in the strategic review process so that stockholders will be able to evaluate other potential transactions relative to our offer?

Your decision to keep even this most basic information from your stockholders naturally leads to questions about the credibility of the process that you are conducting.

We believe that Ramtron has had more than adequate time to bring its strategic review process to completion and the failure to do so can lead to only one conclusion: you are unable to find a transaction that is superior to our offer. If you are stalling in the hope that we will lose interest in an acquisition, it bears repeating that we are committed to acquiring Ramtron and that commitment will not waiver. We will not allow you an unlimited amount of time to stand in the way of our offer while failing to provide your stockholders with a fair opportunity to consider it or a superior alternative.

If the board and management continue to entrench themselves and destroy stockholder value through continued poor performance and an undefined strategic process, we may be forced to seek out new directors who are more committed to maximizing value for your stockholders.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.